Mail Stop 3561

      September 8, 2005


Fernando Ascencio
Chief Executive Officer
Quepasa Corporation
410 North 44th Street, Suite 450
Pheonix, Arizona  85008

	RE:  	Quepasa Corporation
      Form SB-2
      Filed September 2, 2005
      File No. 333-128078

Dear Mr. Ascencio:

      We have limited our review of your Form SB-2 to matters concerning your compliance in your Form 10-KSB for the fiscal year ended December 31, 2004 with our comments set forth in our April
28,
2005 letter and subsequent letters.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Cheryl Grant, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810.

								Sincerely,




								Michele Anderson
								Legal Branch Chief


cc:	Gary Agron, Esq.
	(by facsimile:  303-770-7257)
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Mr. Ascencio
Quepasa Corporation
September 8, 2005
Page 2